UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports under Sections 13 and 15(d)
of the Securities Exchange Act of 1934.

Commission File Number 0-19451

ONCOTHYREON INC.

(formerly known as BIOMIRA INC.)
(Exact Name of Registrant as Specified in Charter)

110-110th Avenue NE
Suite 685
Bellevue, Washington 98004
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value of Biomira Inc.
Preferred Shares, no par value of Biomira Inc.
 (Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☒	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Oncothyreon Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ONCOTHYREON INC.

Dated: January 7, 2008	By:	/s/ Edward A. Taylor
Edward A. Taylor
Chief Financial Officer and VP of Finance and Administration